                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             Alliance Imaging, Inc.
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                  018606-10-3
                                 (CUSIP Number)

                             Eliza W. Fraser, Esq.
                                    GE Fund
                              3135 Easton Turnpike
                         Fairfield, Connecticut  06431
                                 (203) 373-2442



      (Name, address, including zip code, and telephone number, including area code of agent for service)

                                   Copies to:

                             Ronald S. Beard, Esq.
                          Gibson, Dunn & Crutcher LLP
                             333 South Grand Avenue
                      Los Angeles, California  90071-3197
                                 (213) 229-7000


                                 July 22, 1997
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

                                  SCHEDULE 13D

CUSIP No. 018606-10-3

1        NAMES OF REPORTING PERSON
         GE Fund
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (I.R.S. # 22-2621967)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)  [ ]
                                                                                                      (b)  [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                                                   [X]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

       NUMBER OF       7    SOLE VOTING POWER
        SHARES              0
     BENEFICIALLY           (see Item 5(a))
       OWNED BY        8    SHARED VOTING POWER
         EACH               3,000,000
       REPORTING       9    SOLE DISPOSITIVE POWER
        PERSON              0
         WITH               (see Item 5(a))
                       10   SHARED DISPOSITIVE POWER
                            3,000,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON 3,000,000 (see Item 5(a))

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                                   [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22%

14       TYPE OF REPORTING PERSON*
         CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                       STATEMENT PURSUANT TO RULE 13d-1
                                    OF THE
                        GENERAL RULES AND REGULATIONS
                                  UNDER THE
                 SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         This statement on Schedule 13D (the "13D") relating to the Common Stock, $0.01 par value per share ("Common Stock"), of Alliance Imaging, Inc., a Delaware corporation ("Alliance"), is filed with the Securities and Exchange Commission ("SEC") on behalf of the GE Fund (the "Fund" or the "Reporting Person") to report the Reporting Person's acquisition of beneficial ownership in excess of five percent (5%) of the Common Stock of Alliance. This 13D reports the transfer of 18,000 shares of Alliance's Series D 4% Cumulative Redeemable Convertible Preferred Stock (the "Series D Preferred Stock") - convertible into 3,000,000 shares of Common Stock - owned by General Electric Company, a New York corporation ("GE") to the Reporting Person on July 22, 1997. This 13D also reflects the Reporting Person's subsequent grant of an option on July 23, 1997 to Newport Investment LLC ("Newport") to purchase all 18,000 shares of the Series D Preferred Stock.

Item 1 - SECURITY AND ISSUER

         This 13D relates to the Common Stock of Alliance, a Delaware corporation, having its principal executive offices at 3111 North Tustin Avenue, Orange, California 92865.

Item 2 - IDENTITY AND BACKGROUND

         This statement is filed by the Fund, a New York corporation with principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut. The Fund is a corporation under the not-for-profit corporation law of the State of New York. The Fund principally invests its funds for charitable, scientific, literary and/or educational purposes.

         For information with respect to the identity and background of each director and executive officer of the Fund, see Schedule I attached hereto.

         During the last five years, neither the Fund nor, to its best knowledge, any person identified on Schedule I has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Fund or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        All persons identified on Schedule I are United States citizens.

Item 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On July 22, 1997, GE transferred all 18,000 shares of the Series D Preferred Stock owned by it to the Fund in order to make a charitable donation. On July 23, 1997, the Fund, as a stockholder of Alliance, entered into a Stockholder Agreement with Newport (the "Stockholder Agreement"), which is discussed further in Item 6 below. Pursuant to the terms of the Stockholder Agreement, each stockholder party thereto (including the Fund) granted to Newport an option to purchase all of the shares owned by such stockholder, at a price per common share equal to $11.00 (the "Cash Merger Price"). With respect to the Fund, the option price per share of Series D Preferred Stock is an amount in cash equal to the Cash Merger Price for each common share that would have been received had such share of Series D Preferred Stock been converted into common shares immediately prior to such purchase. The Stockholder Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 4 - PURPOSE OF TRANSACTION

         (a) The Fund holds the Series D Preferred Stock for investment purposes in the ordinary course of business, and not with the purpose of changing control of Alliance.

         (b) On July 23, 1997, the Fund entered into a Stockholder Agreement. See Items 4 and 6 for a description of the Stockholder Agreement.

         The Fund may change its current intentions, acquire additional Common Stock or rights that are convertible into or exercisable for Common Stock or take any other action with respect to Alliance or any of its debt or equity securities in any manner permitted by law. Other than as set forth herein, the Fund has no current plans which relate to or would result in any of the events described in Items (a) through (j) of the instructions to this Item 4 of
Schedule 13D.

Item 5 - INTEREST IN SECURITIES OF THE ISSUER

         (a) The Fund is the beneficial owner of 18,000 shares of the Series D Preferred Stock - convertible, at the current conversion price of $6.00 per share, into 3,000,000 shares of Common Stock, which number is subject to adjustment under various circumstances. Such 3,000,000 shares of Common Stock would represent approximately 22% of the total number of shares of Common Stock of Alliance that as a result of the issuance of the foregoing shares would be outstanding, based on 10,943,138 shares of Common Stock represented by Alliance as outstanding as of July 23, 1997.

         (b) The Fund has shared voting and investment power with respect to the securities that are the subject of this Schedule 13D, which power is shared pursuant to the Stockholder Agreement discussed in Item 6 below.

         (c)     Not Applicable

         (d)     Not Applicable

         (e)     Not Applicable

Item 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In connection with an Agreement and Plan of Merger between Newport and Alliance, dated as of July 23, 1997 (the "Merger Agreement"), the Fund entered into the Stockholder Agreement. Pursuant to the terms of the Stockholder Agreement, each stockholder party thereto (including the Fund) granted to Newport an option to purchase all of the shares owned by such stockholder, at a price per common share equal to $11.00 (the "Cash Merger Price"). With respect to the Fund, the option price per share of Series D Preferred Stock is an amount in cash equal to the Cash Merger Price for each common share that would have been received had such share of Series D Preferred Stock been converted into common shares immediately prior to such purchase. In addition, under the terms of the Stockholder Agreement, the Fund is obligated to vote any common shares it obtains upon conversion of the Series D Preferred Stock in favor of the merger between Newport and Alliance and the adoption by Alliance of the Merger Agreement. The Merger Agreement is incorporated by reference herein to
Exhibit 2.2 to Alliance's Current Report on Form 8-K, filed with the SEC relating to the same transaction. The Stockholder Agreement, filed as an exhibit pursuant to Item 7 below, is also incorporated by reference herein.

Item 7 -  MATERIAL TO BE FILED AS EXHIBITS.

         (1)     Donation Letter dated July 22, 1997.

         (2)     The Stockholder Agreement.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             GE FUND

         By: /s/ ELIZA FRASER

         Name:   Eliza Fraser

         Title:  Counsel

         Dated:  August 1, 1997

                                   SCHEDULE I

                                              GE FUND
                                             DIRECTORS


                                  PRESENT                                    PRESENT
NAME                              BUSINESS ADDRESS                           PRINCIPAL OCCUPATION
----                              ----------------                           --------------------

D.D. Dammerman                    General Electric Company                   Senior Vice President-
                                  3135 Easton Turnpike                         Finance, General
                                  Fairfield, CT 06431                          Electric Company

W.J. Conaty                       General Electric Company                   Senior Vice President-
                                  3135 Easton Turnpike                         Human Resources, General
                                  Fairfield, CT 06431                          Electric Company

B.W. Heineman, Jr.                General Electric Company                   Senior Vice President-
                                  3135 Easton Turnpike                         General Counsel and
                                  Fairfield, CT 06431                          Secretary, General
                                                                               Electric Company

L.G. Trotter                      General Electric Company                   President-GE Electrical
                                  41 Woodford Avenue                           Distribution and Control
                                  Plainville, CT 06062

Joyce Hergenhan                   General Electric Company                   Vice President-Corporate
                                  3135 Easton Turnpike                         Public Relations, General
                                  Fairfield, CT 06431                          Electric Company

F.S. Blake                        GE Power Systems                           Vice President-General Counsel
                                  1 River Road                                 GE Power Systems
                                  Schenectady, NY 12345

Steven Kerr                       General Electric Company                   Vice President-Corporate
                                  GE Crotonville                               Leadership Development,
                                  Old Albany Post Road                         General Electric Company
                                  Ossining, NY 10562

                                  Citizenship
                                  -----------
All Directors                                       U.S.A.



                           GE FUND EXECUTIVE OFFICERS


                                       PRESENT                            PRESENT
NAME                             BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                             ----------------                   --------------------

Joyce Hergehan                    General Electric Company                   Acting President-
                                  3135 Easton Turnpike                               GE Fund
                                  Fairfield, CT 06431


P.S. McGrath                     General Electric Company                    Secretary -
                                 3135 Easton Turnpike                           GE Fund
                                 Fairfield, CT 06431

M.J. Cosgrove                    General Electric Investment Corporation             Treasurer -
                                 GE Investment Management, Inc.                      GE Fund
                                 3003 Summer Street
                                 P.O. Box 7900
                                 Stamford, CT 06431

J.L. Polin                       General Electric Company                            Comptroller
                                 3135 Easton Turnpike                                GE Fund
                                 Fairfield, CT 06431

E.W. Fraser                      General Electric Company                            Counsel
                                 3135 Easton Turnpike                                  GE Fund
                                 Fairfield, CT 06431

                                  Citizenship
                                  -----------
                   All Officers                  U.S.A.